NEWLAN & NEWLAN
Attorneys at Law
2652 F.M. 407, Suite 230, Bartonville, Texas 76226
940.241.2004
940-241.2040 (fax)

March 17, 2006

Mr. Brian K. Bhandari, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Tabatha IV, Inc.
Form 8-K
Filed March 16, 2006
File No. 000-31765

Dear Mr. Bhandari:

This is in response to the Staff’s letter of comment dated March 17, 2006, relating to the captioned filing of Tabatha IV, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Comment No. 1:

Please be advised that, in response to such comment, the following language has been added to the end of the first sentence of the second paragraph under Item 4.01: “at any time during their engagement through the date of their dismissal, September 17, 2005”.

Comment No. 2:
Please be advised that an updated letter from Child, Sullivan & Co. has been filed as an exhibit to the amended Form 8-K.
Further, the requested acknowledgments of the Company are included in a letter from the Company, a copy of which follows this letter.
Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.
Sincerely,
NEWLAN & NEWLAN
By: /s/ ERIC NEWLAN
Eric Newlan
EN/akh
cc: Tabatha IV, Inc.